GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

February 3, 2010

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Mr. Shenk:

On January 15, 2010 the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V. or the “Company”) responded via EDGAR transmission to a letter dated December 8, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) providing certain comments to the 2008 annual report on Form 20-F filed on June 29, 2009 (the “20-F”) by the Company.  On January 28, 2010, in a phone call to the Company’s U.S. counsel, Cleary Gottlieb Hamilton & Steen LLP (“Cleary”), the Staff requested that the Company supplementally provide via an EDGAR transmission as correspondence a copy of the signed audit report.

In response to the Staff’s request, please find attached a copy of the accountant’s report which includes the official letterhead of our accounting firm and contains the city and state where the report was issued.  As stated in our response dated January 15, 2010, the letterhead was inadvertently omitted when edgarizing the 20-F.  The company does not believe that this inadvertent omission from the edgarized version is material. The Company will make sure that in future filings, the edgarized version of the independent accountants’ report sets forth the city and state where it was issued.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary at (212) 225-2758.

[Signature page follows]

 Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

Sincerely, /s/ Rodrigo Guzmán Perera Rodrigo Guzmán Perera Chief Financial Officer

cc:	Aamira Chaudry
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Ramón Alvarez Cisneros
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

 Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530